SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWCD LLC dba Campfire Capital

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

81 Campfire Road

(No. and Street)

Chappaqua	**NY**	**10514**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gaudet   **914-861-2113**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knight Rolleri Sheppard, CPAS, LLP

(Name – *if individual, state last, first, middle name*)

1499 Post Road, PO Box 139	**Fairfield**	**CT**	**06824**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Peter W. Gaudet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWCD LLC dba Campfire Capital, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTHING FOLLOWS

Signature

President

Title

Notary Public

LISA B. STELWAGON
Notary Public, State of New York
No. 02ST6325553
Qualified in Westchester County
Commission Expires June 1, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Knight • Rolleri • Sheppard, CPAS, LLP
Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
  of SWCD LLC dba Campfire Capital

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SWCD LLC dba Campfire Capital as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SWCD LLC dba Campfire Capital as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SWCD LLC dba Campfire Capital's management. Our responsibility is to express an opinion on SWCD LLC dba Campfire Capital's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SWCD LLC dba Campfire Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KRS CPAS, LLP

Knight Rolleri Sheppard CPAS, LLP
We have served as SWCD LLC dba Campfire Capital's auditor since 2016.

Fairfield, Connecticut
March 17, 2021

1499 Post Road, Suite 1040 • Fairfield, CT 06824 | 115 E. Putnam Avenue • Greenwich, CT 06830
p:203.259.2727 • f:203.256.2727 www.krscpasllp.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
New York State Society of Certified Public Accountants • Public Company Accounting Oversight Board

SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	23,658
Other current assets		3,819
	$	27,477

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	7,539
Member's equity		19,938
	$	27,477

NOTES TO FINANCIAL STATEMENTS
December 31, 2020
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Description of the Company**

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 29, 2014. The Company amended its membership agreement with FINRA on June 18, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 2   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2020, there were no cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using straight-line method over the estimated useful lives of the related assets.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2 **Summary of significant accounting policies (continued)**

Revenue Recognition (continued)
Revenue from contracts with customers includes fees from investment banking and
financial advisory services. The recognition and measurement of revenue is based on the
assessment of individual contract terms. Significant judgement is required to determine
whether performance obligations are satisfied at a point in time or over time; how to
allocate transaction prices where multiple performance obligations are identified; when to
recognize revenue based on the appropriate measure of the Company's progress under the
contract; and whether constraints on variable consideration should be applied due to
uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in
time that performance under the arrangement is completed (the closing date of the
transaction). Revenue from financial advisory retainer fees are generally recognized over
time in which the performance obligations are simultaneously provided by the Company
and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in
time that performance under the arrangement is completed. Retainers and other fees
received from customers prior to recognizing revenue are reflected as contract liabilities.
At December 31, 2020, contract liabilities were $0. Disaggregation can be found on
statement of operations for the year ended December 31, 2020.

Accounts Receivable
An allowance for doubtful accounts is maintained based on management's assessment of
the collectability of accounts receivable. The Company includes accounts receivable
balances that are determined to be uncollectible, along with a general reserve, in the
overall allowances for doubtful accounts. After all attempts to collect a receivable have
failed, the receivable is written off against the allowance. Based on the information
available, the Company believes no allowance for doubtful accounts is necessary as of
December 31, 2020.

Income Taxes
The sole member of the Company has elected to have the Company taxed as a single
member LLC. Accordingly, the Company is not subject to federal or state income taxes.
All taxable income or loss and tax credits are reflected on the income tax returns of the
member. Tax periods from December 31, 2017 are subject to audit.

Note 3 **Related Party Transactions**
The Company utilizes office space owned by the sole member. No rent was charged to
the Company during the 12 months ended December 31, 2020.

Note 3   **Related Party Transactions (Continued)**
The Company has an exclusive arrangement with Centre Partners, LLC whereby any transaction related to their portfolio companies is affected through Campfire Capital's broker dealer structure. Certain fees associated with these transactions are recorded as revenue, while the commission paid for success fees and the like are paid to registered representatives under the Campfire Capital structure, who are also principals of Centre Partners, LLC. The Company in turn receives an annual retainer of $50,000 and is reimbursed for transaction and regulatory costs of recording these revenues through the Company.

Note 4   **Concentrations**

Customers
The Company had three contracts with customers that generated 62% of total annual revenues for the year ended December 31, 2020.

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2020 the Company's net capital was $16,119, which was $11,119 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.47 to 1.

Note 6   **Subsequent Events**
The Company has evaluated subsequent events through March 17, 2021, which is the date the financial statements were available to be issued.

Note 7   **Risks and Uncertainties**
In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.